UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 29, 2023

Otis Gallery LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1921598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series #KW, Series Drop 002, Series Drop 003, Series Drop 004, Series Drop 005, Series Drop 008, Series Drop 009, Series Drop 010, Series Gallery Drop 011, Series Gallery Drop 012, Series Gallery Drop 013, Series Gallery Drop 014, Series Gallery Drop 015, Series Gallery Drop 016, Series Gallery Drop 017, Series Gallery Drop 018, Series Gallery Drop 019, Series Gallery Drop 020, Series Gallery Drop 021, Series Gallery Drop 022, Series Gallery Drop 023, Series Gallery Drop 024, Series Gallery Drop 025, Series Gallery Drop 026, Series Gallery Drop 027, Series Gallery Drop 028, Series Gallery Drop 029, Series Gallery Drop 030, Series Gallery Drop 031, Series Gallery Drop 032, Series Gallery Drop 033, Series Gallery Drop 034, Series Gallery Drop 035, Series Gallery Drop 036, Series Gallery Drop 037, Series Gallery Drop 038, Series Gallery Drop 039, Series Gallery Drop 040, Series Gallery Drop 041, Series Gallery Drop 042, Series Gallery Drop 043, Series Gallery Drop 044, Series Gallery Drop 045, Series Gallery Drop 046, Series Gallery Drop 047, Series Gallery Drop 048, Series Gallery Drop 049, Series Gallery Drop 050, Series Gallery Drop 051, Series Gallery Drop 052, Series Gallery Drop 053, Series Gallery Drop 054, Series Gallery Drop 055, Series Gallery Drop 056, Series Gallery Drop 057, Series Gallery Drop 058, Series Gallery Drop 059, Series Gallery Drop 060, Series Gallery Drop 061, Series Gallery Drop 062, Series Gallery Drop 063, Series Gallery Drop 064, Series Gallery Drop 065, Series Gallery Drop 066, Series Gallery Drop 067, Series Gallery Drop 068, Series Gallery Drop 069, Series Gallery Drop 070, Series Gallery Drop 071, Series Gallery Drop 072, Series Gallery Drop 073, Series Gallery Drop 074, Series Gallery Drop 075, Series Gallery Drop 076, Series Gallery Drop 077, Series Gallery Drop 078, Series Gallery Drop 079, Series Gallery Drop 080, Series Gallery Drop 082, Series Gallery Drop 083, Series Gallery Drop 086, Series Gallery Drop 089, Series Gallery Drop 091, Series Gallery Drop 093, Series Gallery Drop 094, Series Gallery Drop 095, Series Gallery Drop 096, Series Gallery Drop 097, Series Gallery Drop 098, Series Gallery Drop 099, Series Gallery Drop 100, Series Gallery Drop 101, Series Gallery Drop 102, Series Gallery Drop 103, Series Gallery Drop 104, Series Gallery Drop 105, Series Gallery Drop 107, Series Gallery Drop 108, Series Gallery Drop 109, Series Gallery Drop 110, Series Gallery Drop 111, Series Gallery Drop 112, Series Gallery Drop 113, Series Gallery Drop 114, Series Gallery Drop 115, Series Gallery Drop 116, Series Gallery Drop 117, Series Gallery Drop 119, Series Gallery Drop 121, Series Gallery Drop 122, Series Gallery Drop 123
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Series Gallery Drop 049 Underlying Asset Sale
On October 29, 2023, Series Gallery Drop 049, a series of Otis Gallery LLC, a Delaware series limited liability company (the “Company”), sold the underlying asset of such series, a PSA GEM-MT 10-graded 2003 SP Authentic Limited LeBron James #148 trading card, for $42,900 including auction house “enhanced hammer” versus the Series Gallery Drop 049 offering amount of $225,000. In connection with the sale, Otis Wealth, Inc. (the “Manager”) assumed all outstanding but unpaid Series Gallery Drop 049 acquisition and offering expenses. This will result in a net loss to holders of interests in Series Gallery Drop 049.
The Manager, as the manager of Series Gallery Drop 049, has been appointed as liquidator and will distribute to holders of interests in Series Gallery Drop 049 all of the remaining assets (which consist only of cash) of Series Gallery Drop 049. After making such distribution, the Manager intends to begin winding up Series Gallery Drop 049 as the series will no longer have any assets or liabilities. For the avoidance of doubt, the liquidator has not withheld any distribution for taxes related to the gain on the sale for individual holders of interests in Series Gallery Drop 049.
Series Gallery Drop 051 Underlying Asset Sale
On October 29, 2023, Series Gallery Drop 051, a series of the Company, sold the underlying asset of such series, a PSA GEM-MT 10-graded 2009 Topps Chrome Stephen Curry #101 trading card, for $20,448 including auction house “enhanced hammer” versus the Series Gallery Drop 051 offering amount of $31,000. In connection with the sale, the Manager assumed all outstanding but unpaid Series Gallery Drop 051 acquisition and offering expenses. This will result in a net loss to holders of interests in Series Gallery Drop 051.
The Manager, as the manager of Series Gallery Drop 051, has been appointed as liquidator and will distribute to holders of interests in Series Gallery Drop 051 all of the remaining assets (which consist only of cash) of Series Gallery Drop 051. After making such distribution, the Manager intends to begin winding up Series Gallery Drop 051 as the series will no longer have any assets or liabilities. For the avoidance of doubt, the liquidator has not withheld any distribution for taxes related to the gain on the sale for individual holders of interests in Series Gallery Drop 051.
Series Gallery Drop 066 Underlying Asset Sale
On October 30, 2023, Series Gallery Drop 066, a series of the Company, sold the underlying asset of such series, a PSA GEM-MT Dual 10-graded 2013 Panini Immaculate Collection Giannis Antetokounmpo #131 RPA trading card, for $25,435 including auction house “enhanced hammer” versus the Series Gallery Drop 066 offering amount of $94,700. In connection with the sale, the Manager assumed all outstanding but unpaid Series Gallery Drop 066 acquisition and offering expenses. This will result in a net loss to holders of interests in Series Gallery Drop 066.
The Manager, as the manager of Series Gallery Drop 066, has been appointed as liquidator and will distribute to holders of interests in Series Gallery Drop 066 all of the remaining assets (which consist only of cash) of Series Gallery Drop 066. After making such distribution, the Manager intends to begin winding up Series Gallery Drop 066 as the series will no longer have any assets or liabilities. For the avoidance of doubt, the liquidator has not withheld any distribution for taxes related to the gain on the sale for individual holders of interests in Series Gallery Drop 066.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2023	OTIS GALLERY LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director